Mail Stop 4561

November 15, 2007

Eric Zachs
President
BBV Vietnam S.E.A. Acquisition Corp.
40 Woodland Street
Hartford, CT 06105

   Re: BBV Vietnam S.E.A. Acquisition Corp.
     Registration Statement on Form S-1
     Filed October 19, 2007
     File No. 333-146829

Dear Mr. Austin:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please describe the factors you considered in seeking proceeds of approximately $36 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. Please discuss whether the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's management, and/or other factors. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally.

2.   We note the disclosure in several places in the registration statement that you will not consummate an initial business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the initial business combination and exercise their conversion rights. Please advise us whether in the company's view the 30% threshold could be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.

3.   Prior to the effectivness of the registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that the FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Cover

4.   Please remove the caption "Co-bookrunners" from the outside front cover page of the prospectus. This information is not required under Item 501 of Regulation S-K and is not material to an investment decision.

Prospectus Summary, page 1

5.   Please revise to remove the bulleted paragraphs at the top of page 1. Glossaries are generally inappropriate in the summary. Instead, revise as appropriate so that your disclosure is clear from its context, and use everyday language. See Rule 421(b)(3) of Regulation C.

6.   In the summary and in greater detail in the business section, please include a more balanced presentation of the business conditions in Vietnam. For example, please discuss any restrictions on foreign ownership of Vietnamese companies and risks related to political factors in Vietnam.

7.   In the summary and throughout the registration statement, to the extent not already cited, please provide the basis for all statistics provided in your disclosure. Specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please tell us whether the source is publicly available. If the source is not available for no or nominal charge, then you must adopt the information as your own or provide a consent for its use.

Private Placement, page 4

8.   Please state whether any individual purchaser may borrow funds to purchase warrants and, if so, whether the warrants will be pledged as collateral for such borrowed funds, if any.

The Offering, page 6

9.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. If such warrants are not included, discuss the reasons why.

Limited Payments to Insiders, page 8

10.   You disclose that you will not pay any fee or other cash payment to your insiders prior to, or in connection with, the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

Liquidation if No Business Combination, page 17

11.   We note that Messrs. Zachs and Lee have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document as appropriate the obligation of the company to bring a claim against Messrs. Zachs and Lee to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Risk Factors

"We will dissolve and liquidate if we do not consummate a business combination…", page 23

12.   The heading of this risk factor is similar to that of the second risk factor on page 22. Please revise the heading of this risk factor to state that "If we dissolve and liquidate because we have not consummates a business combination within the required timeframe, our public shareholders will receive less than $8.00 per share on distribution and our warrants will expire worthless."

"An effective registration statement may not be in place…", page 41

13.   Please revise this risk factor to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

"If we are deemed to be an investment company…", page 43

14.   The third bullet under the first paragraph of this risk factor appears to be out of place. Please consider revising.

"Because we will acquire a company located outside of the United States…," page 44

15.   Please expand this risk factor to discuss in more detail the specific risks that may be associated with investments in countries that are not fully market-oriented.

Dilution, page 51

16.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

17.   We note that you believe that you will have sufficient liquid resources to operate for at least the next 36 months. However, on page 54 you disclose that you will have $1,250,000 in liquid resources available over the next 36 months but that you estimate spending $1,500,000 on expenditures during that time frame. Please explain this discrepancy.

Proposed Business, page 56

18.   We note the disclosure that "Our efforts to identify a prospective target business will not be limited to a particular industry or area in Asia." In light of the fact that you will not be limited to a particular industry or area in Asia, please revise your disclosure to discuss your intended search process in more detail since you are able to acquire companies that may be outside of management's expertise. Provide relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies.

Effecting a Business Combination, page 57

19.   Please add a risk factor that discusses the risks associated with possibly acquiring a financially unstable company or one in the early stages of growth or development.

Fair Market Value of the Target Business, page 60

20.   Please add a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Limited Ability to Evaluate the Target Business' Management, page 61

21.   Please identify the individuals who may remain associated in senior management or advisory positions subsequent to a business combination. Clarify how these persons may remain "associated" with the company.

Management, page 75

22.   Please identify those directors that are independent as required by Item 407(a) of Regulation S-K. If the directors cannot be identified, please explain why.

Conflicts of Interest, page 77

23.   We note the statement on page 78 that all of your officers and directors currently are, and may in the future become, affiliated with additional entities that are engaged in business activities similar to those intended to be conducted by the company. You disclose potential conflicts of interest that arise from the multiple affiliations of Messrs. Zachs and Lee and Mrs. Quynh Anh. Please provide similar information for Mr. Nguyen and Mr. Anh. Specifically, identify their potential conflicts of interest in relation to the company. For each listed entity, state the priority and preference that it has vis-à-vis the company with respect to the presentation of business opportunities.

24.   Please state whether any of the company's officers and directors is currently contemplating the organization of, or participation in, another/other blank check company(ies).

25.   In light of the fact that your officers and directors may be looking at the same companies with respect to both the company and other entities in which such individuals are involved, all contacts and discussion currently being conducted by such individuals are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus. Please revise. Alternatively, tell us why such information is not relevant to an investment in the company.

26.   We note your statement on page 79 that "we have agreed not to consummate a business combination with an entity which is affiliated with any of our existing shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view." Please discuss in more detail whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from the various business entities with which management is affiliated. If so, describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis. Also, please discuss all applicable conflicts of interest that arise.

Principal Shareholders, page 80

27.   Please clarify if any of the principal shareholders are married to one another. If so, please revise the beneficial ownership table to indicate the beneficial ownership of shares held by the married persons pursuant to Item 403 of Regulation S-K and Release No. 33-4819. The release states that generally a person is regarded as the beneficial owner of the securities held in the name of his or her spouse. Please revise accordingly.

Description of Securities

Warrants, page 85

28.   On page 86, you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provision of the warrants as well as your units and common stock, and revise the statement quoted in the preceding sentence to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

Exhibits

29.   Please include all exhibits in your next filing. They are subject to review and we will need sufficient time to examine them.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 983-3115
         Kenneth R. Koch, Esq.
         Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
         Telephone: (212) 935-3000